EXHIBIT 1
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[DESC LOGO]                                                  [THOMSON FINANCIAL
                                                             INVESTOR RELATIONS
                                                             LOGO]


              DESC ANNOUNCES PRELIMINARY FIGURES ESTIMATED FOR THE
              ----------------------------------------------------
                              FIRST QUARTER OF 2000
                              ---------------------


Mexico City April 5, 2000 - DESC, S.A. de C.V. (the "Company") (NYSE: DES; BMV:
DESC) announces preliminary figures for the first quarter ended March 31, 2000. In order to keep the market and its shareholders informed, Desc will publish its preliminary figures every quarter. The following are preliminary figures for the quarter ended March 31, 2000.

                               DESC, S.A. DE C.V.
                               ------------------

                           (In millions of US dollars)

----------------------------------- ----------- ------------- --------------------- ------------- ------------------------
                                        UNIK        GIRSA            AGROBIOS            DINE              CONSOLIDATED
----------------------------------- ----------- ------------- --------------------- ------------- ------------------------

----------------------------------- ----------- ------------- --------------------- ------------- ------------------------
SALES                                    $ 275         $ 175                  $ 78          $ 15                    $ 543
----------------------------------- ----------- ------------- --------------------- ------------- ------------------------
OPERATING INCOME                            44             9                     2             2                       57
----------------------------------- ----------- ------------- --------------------- ------------- ------------------------
OPERATING MARGIN                         16.2%          5.2%                  2.0%         17.0%                    10.4%
----------------------------------- ----------- ------------- --------------------- ------------- ------------------------
EBITDA                                    $ 59          $ 15                   $ 6           $ 5                     $ 85
----------------------------------- ----------- ------------- --------------------- ------------- ------------------------

----------------------------------- ----------- ------------- --------------------- ------------- ------------------------

Note: Figures US dollars for Sales, Operating Income and EBITDA are calculated using monthly figures incurred in pesos divided by the average monthly exchange rate.

                                GENERAL OVERVIEW
                                ----------------

>> The exchange rate continued its appreciation during the quarter, negatively affecting some of the businesses
>>       Food figures do not include the poultry business sold during December
         1999.
>> The Company expects to reach its estimate figures for 2000, despite lower first quarter results.

UNIK (Autoparts)
Continue with strong sales both in the export market as well as domestically. During the quarter we reached record production levels.

GIRSA (Chemicals and diversified products)
Beginning the first quarter of the Year 2000, the petrochemical and diversified products businesses will be presented in a single sector which maintains the same administration as before.

This sector has been under pressure due to the increase in raw material prices and the gap that exists to transfer these increases to the final prices. Production levels, however, remain high.

AGROBIOS (food)
During the quarter, lower sales volumes were registered, particularly during January due to the cyclical nature of this sector; this situation affected operating margin in branded products business. Also, restructuring charges were registered.


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


DINE (Real Estate)
The sector's performance is similar to the year before, however, closing process operations are expected to show good results during the following quarters.


                     CONTACTS:


------------------------------ ----------------------------------------- ------------------------------- --------------------------
Arturo D'Acosta Ruiz           Alejandro de la Barreda                   Alex Cancio, Peter Firestein    Webpage
Corporate Treasury Director    Corporate Manager Investor Relations      Thomson Financial Investor      www.desc.com.mx
525 261 80 00 ext 2830         525 261 8000 ext 2813                     Relations                       ---------------
                               abarredag@mail.desc.com.mx

------------------------------ ----------------------------------------- ------------------------------- --------------------------


Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country, industry and international markets, therefore they are subject to change.



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